Back to Contents

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

Back to Contents

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007, as subsequently amended, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

–	Exhibit (d) is hereby amended by adding the text under the captions “Rentenbank Preliminary Results for the Year Ended December 31, 2008” on pages 4 to 5 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section; and

–	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany” section with the text under the caption “Recent Developments – The Federal Republic of Germany” on pages 6 to 13 hereof.

     This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 31, 2007 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     On February 5, 2009, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2829 (EUR 0.7795 per U.S. dollar).

EXCHANGE RATE INFORMATION

     We file reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

     The following table shows noon buying rates for euros, expressed in U.S. dollars per EUR 1.00, for the periods indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2008	1.3919	1.4700	1.6010	1.2446

	Period End	Average(1)	High	Low

Quarter ended September 30, 2008	1.4081	1.4779	1.5923	1.3939
Quarter ended December 31, 2008	1.3919	1.3098	1.4358	1.2446

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August through December 2008, as reported by the Federal Reserve Bank of New York.

2008	High	Low

August	1.5569	1.4660
September	1.4737	1.3939
October	1.4058	1.2446
November	1.3039	1.2525
December	1.4358	1.2634

     Effective January 1, 2009, the Federal Reserve Bank discontinued the publication of noon buying rates.

     The following table shows the high and low foreign exchange reference rates for euro, expressed as U.S. dollars per EUR 1.00, for the month of January 2009, as published by the European Central Bank.

2009	High	Low

January	1.3866	1.2795

     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

Back to Contents

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2008

     The following information is derived from Rentenbank’s press release of January 29, 2009, announcing certain preliminary results for 2008. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2008. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, audited financial statements also in accordance with International Financial Reporting Standards. Rentenbank expects its final, audited financial statements for 2008 to be announced at a press conference and published in April 2009.

     According to preliminary, unaudited results, the total volume of promotional loans in 2008 grew by €4.4 billion to €63.5 billion (as compared to €59.1 billion in 2007) in spite of the crisis in the financial markets. New lending (including renewals and interest rate adjustments) reached a total volume of €20.1 billion in 2008 (as compared to €17.2 billion in 2007), of which €8.3 billion (as compared to €7.1 billion in 2007) was attributable to standard promotional loans for agriculture and rural areas as well as promotional loans for special purposes. Growth was mainly fueled by the special promotional loans, which are granted at particularly low interest rates. The volume of loans granted in this business segment rose by 48.1% to €4.0 billion (as compared to €2.7 billion in 2007), with demand from farmers for financing of land purchases and farm buildings increasing in particular. In addition, the German federal state promotional banks (Landesförderinstitute) made increasing use of Rentenbank’s products to refinance promotional activities in the agricultural sector. The share of renewals in new business volume amounted to €8.1 billion (as compared to €5.6 billion in 2007).

     According to preliminary, unaudited results, Rentenbank raised the equivalent of €11.2 billion in the domestic and international capital markets to refinance its medium and long-term lending in 2008 (as compared to €11.2 billion in 2007). The funding costs improved for almost all currencies and maturity segments in the first nine months of 2008. In the fourth quarter of 2008, however, political measures taken to manage the financial market crisis resulted in rising costs for issuances. On the other hand, this also led to a reduction of measurement losses recognized under the IFRS. In contrast to the trend in recent years, demand for resgistered securities issued by Rentenbank increased in the fourth quarter, since the demand from German insurance companies was particularly high. Accordingly, funds raised through domestic financial instruments tripled to €1.0 billion. Issuances off the Euro Medium Term Note Programme accounted for €7.7 billion in 2008 (as compared to €7.9 billion in 2007). The volume of Global bonds registered with the Securities and Exchange Commission issued in 2008 remained unchanged at €2.0 billion.

     According to preliminary, unaudited results, net interest income reached record levels under both German GAAP at €392.8 million (as compared to €238.7 million in 2007) and IFRS at €353.1 million (as compared to €199.5 million in 2007), mainly due to the excellent refinancing conditions. Operating profit before measurement effects, net of administrative expenses, also significantly exceeded prior-year levels under both German GAAP and IFRS. Under German GAAP, this figure grew by 74.2% to €350.4 million (as compared to €201.2 million in 2007) and under IFRS by 43.6% to 210.1 million. Due to a net measurement gain, profit after measurement effects as calculated under IFRS amounted to approximately €570 million (as compared to €46.9 million in 2007). According to IFRS regulations, measurement losses amounting to -€396.9 million (as compared to -€76.1 million in 2007) were recognized directly in equity via the revaluation reserve and not in Rentenbank’s income. The Board of Managing Directors intends to account for the financial market crisis and the high volatility of the results under both IFRS and German GAAP by recognizing appropriate provisions for loan losses and increasing reserves, and expects net income under German GAAP to amount to €43.0 million (as compared to €42.0 million in 2007). The Board of Managing Directors plans to distribute €10.8 million of this figure (as compared to €10.5 million in 2007) for promotional purposes.

     Total assets as of December 31, 2008 were also influenced by the crisis in the financial markets. According to preliminary, unaudited results, total assets amounted to €87.9 billion (as compared to €88.8 billion in 2007), of which €53.3 billion (as compared to €61.1 billion in 2007) accounted for loans and advances to banks. Since Rentenbank generally extends its loans via the borrowers’ principal banks, loans and advances to customers, which

Back to Contents

amounted to €6.7 billion (as compared to €1.6 billion in 2007), continue to play a minor role. The securities portfolio had a year-end volume of €27.7 billion (as compared to €25.9 billion in 2007).

     According to preliminary, unaudited results, total capital as reported in the German GAAP balance sheet for fiscal year 2008 totaled €3.0 billion (as compared to €2.9 billion in 2007), of which €1.1 billion (as compared to €1.0 billion in 2007) are subordinated liabilities. Both the core capital ratio at 12.3% (as compared to 10.6% in 2007) and the total capital ratio at 19.1% (as compared to 16.5% in 2007) continue to well exceed the regulatory minimum requirements of 4% and 8%, respectively.

Back to Contents

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT
(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

3rd quarter 2007	0.6	2.4
4th quarter 2007	0.3	1.7
1st quarter 2008	1.4	2.7
2nd quarter 2008	-0.4	1.9
3rd quarter 2008	-0.5	0.8

     The negative trend of the German economy continued in the third quarter of 2008, as GDP declined by 0.5% compared to the second quarter of the year. In a quarter-on-quarter comparison, growth was based solely on domestic demand: seasonally and calendar-adjusted final consumption expenditure of households increased by 0.3%, while government final consumption expenditure rose by 0.8% compared to the second quarter of 2008. A slight increase of 0.1% was recorded for gross fixed capital formation, driven mainly by an upward trend in capital formation in construction. By contrast, capital formation in machinery and equipment, which had contributed to the economic growth of the past two years, decreased in the third quarter of 2008. Changes in inventories also contributed to economic growth, because enterprises increased their inventories considerably in the third quarter of 2008 compared to the second quarter of 2008. The positive impact of domestic demand in the third quarter was, however, more than offset by the strong negative trend of net exports. In the third quarter of 2008 exports decreased by 0.4% compared to the second quarter of 2008, while imports increased by 3.8%.

     Price-adjusted GDP increased by 1.3% in the third quarter of 2008 as compared to the third quarter of 2007. Adjusted for calendar effects, however, the year-on-year growth rate of price-adjusted GDP was only 0.8% due to an additional working day in the third quarter of 2008 compared to the third quarter of 2007.

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 3rd quarter of 2008, press release of November 25, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/11/PE08__443__811,templateId=renderPrint.psml).

     German economic growth in 2008 as a whole was considerably weaker than in 2007 and 2006. According to provisional calculations of the Federal Statistical Office, real GDP in 2008 increased by 1.3% compared to 2007. When examining the calendar-adjusted figures (as the number of working days available in 2008 was 2.7 days higher than in 2007), the GDP growth rate amounted to 1.0%. In 2007 real GDP had increased by 2.5% (calendar-adjusted: 2.6%) and in 2006 it had increased by 3.0% (calendar-adjusted: 3.2%), in each case compared to the previous year.

     Economic growth in 2008 was based solely on domestic demand, with gross capital formation contributing most to GDP growth. Gross fixed capital formation in machinery and equipment rose by 5.3% (compared to 6.9% in 2007), and gross fixed capital formation in construction increased by 2.7%. Final consumption expenditure by general government rose by 2.2% in 2008 upon price adjustment, while final consumption expenditure of households remained stagnant. Net exports negatively affected economic growth in 2008, reducing growth by 0.3 percentage points . This reduction was due to the

Back to Contents

comparatively low increase in exports of 3.9% (compared to 7.5% in 2007), while imports increased by 5.2% on a price-adjusted basis and thus grew more strongly than in 2007 (5.0%).

Source: Statistisches Bundesamt, Only moderate growth of the German economy in 2008, press release of January 14, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__016__811,templateId=renderPrint.psml).

Inflation Rate

INFLATION RATE
(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

December 2007	0.6	3.1
January 2008	-0.3	2.8
February 2008	0.5	2.8
March 2008	0.5	3.1
April 2008	-0.2	2.4
May 2008	0.6	3.0
June 2008	0.3	3.3
July 2008	0.6	3.3
August 2008	-0.3	3.1
September 2008	-0.1	2.9
October 2008	-0.2	2.4
November 2008	-0.5	1.4
December 2008	0.3	1.1

     On an annual average, the consumer price index for Germany rose by 2.6% in 2008 compared to 2007, representing the highest year-on-year increase since 1994. This increase was mainly due to high inflation rates in the first half of 2008. The rise in the annual inflation rate in 2008 was mainly due to price increases for both energy (9.6% compared to 2007) and food (6.4% compared to 2007). In addition, the VAT increase of January 2007 contributed to the inflation rate, since in some cases it was passed on to consumers after a time lag of several months. The introduction of tuition fees in some Länder in 2007 also had a continued effect on the year-on-year price increase in 2008.

     The moderate increase in the consumer price index in December 2008 compared to December 2007 represents a continuation of the slow-down in the rate of price increase since August 2008, with the inflation rate being below 2% for the second month in a row and reaching the lowest level in more than two years. The decline of the inflation rate was mainly due to price decreases for mineral oil products in the second half of 2008, which more than offset price increases for gas, for charges for central and remote heating as well as for electricity. Excluding mineral oil products, the inflation rate in December 2008 compared to December 2007 would have been 2.0%. The unusually low increase in the price index from November 2008 to December 2008 was due to seasonal price increases being largely offset by the decreases in mineral oil product prices.

Source: Statistisches Bundesamt, Consumer prices in 2008: +2.6% on 2007, press release of January 15, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__017__611,templateId=renderPrint.psml).

Back to Contents

Unemployment Rate

UNEMPLOYMENT RATE
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)

November 2007	7.9	8.0
December 2007	8.0	7.9
January 2008	7.9	7.7
February 2008	7.9	7.6
March 2008	7.8	7.5
April 2008	7.7	7.4
May 2008	7.1	7.4
June 2008	7.5	7.4
July 2008	7.3	7.3
August 2008	7.0	7.2
September 2008	6.5	7.2
October 2008	6.5	7.1
November 2008	6.8	7.1

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office's telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

     The number of employed persons increased by approximately 500,000 in November 2008 compared to November 2007. The relative increase of 1.2% was the lowest rate since December 2006, which shows that the economic downturn is beginning to affect the labor market. The number of unemployed persons decreased by approximately 360,000, or 10.6%, in November 2008 compared to November 2007.

Sources: Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/H inweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/Labour Market/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/Labour Market/Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Employment growth slowing down, press release of January 7, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__003__132,templateId=renderPrint.psml).

Back to Contents

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to November 2008	January to November 2007

Foreign trade	169.0	184.9
Services	-15.3	-16.9
Factor income (net)	35.1	36.7
Current transfers	-31.2	-31.6
Supplementary trade items	-9.7	-8.8

Current account	148.0	164.2

Source: Statistisches Bundesamt, German exports in November 2008: –11.8% on November 2007, press release of January 8, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__006__51,templateId=renderPrint.psml).

Fiscal Maastricht Criteria

     In October 2008, the Federal Statistical Office announced that net borrowing of general government, which is calculated for purposes of the Stability and Growth Pact, was being corrected for 2007. Accordingly, net borrowing at the level of the federal budget was increased retroactively from EUR 18.7 billion to EUR 26.0 billion for the year 2007. This adjustment was based on a decision by Eurostat requiring that the measures taken by KfW in 2007 in connection with the risk protection for IKB be recorded in the general government accounts. Offset against surpluses in the consolidated budgets of the other levels of government (Länder, municipalities and social security funds), the correction resulted in net borrowing of general government of EUR 4.0 billion. When measured in GDP at current prices, this adjustment corresponds to a general government deficit ratio of 0.2% in 2007 (up from an earlier estimate of 0.0%).

FISCAL MAASTRICHT CRITERIA
(in percent of nominal GDP, figures according to German Stability Programme,
December 2008 Update)

Reference Period	General government balance	General government gross debt

2007	-0.2	65.1(1)
2008	0.0	65(1)

(1)	Excluding the effects of the crisis in the global financial markets, the general government gross debt figures would have amounted to 65.1% for 2007 and 63% for 2008.

     Based on provisional calculations of the Federal Statistical Office, the general government deficit ratio is expected to amount to 0.1% in 2008. The target of reaching a numerically balanced position in 2008, which was projected in Germany’s December 2008 update of its Stability Programme, was narrowly missed mainly due to the accounting for certain support measures related to the crisis in the global financial markets under European Union accounting rules and a judgment by the German Federal Constitutional Court reversing the abolition of the commuter tax allowance (Pendlerpauschale). Excluding these one-time effects, general government would have recorded a surplus in 2008.

Sources: Statistisches Bundesamt, Maastricht deficit ratio for 2007 amounting to 0.2%, press release of October 28, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/10/PE08__394__813,templateId=renderPrint.psml); Statistisches Bundesamt, Only moderate growth of the German economy in 2008, press release of January 14, 2009, (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__016__811,templateId=renderPrint.psml); Federal Ministry of Finance, German Stability Programme, December 2008 Update (http://www.bundesfinanzministerium.de/nn_4540/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpo litik/Deutsches__Stabilitaetsprogramm/007b__stabilitaetsprogramm__2008__englisch,templateId=raw,property=publicationFile.pdf).

Back to Contents

Impact of the Crisis in the Global Financial Markets

Rescue Measures for Hypo Real Estate Group

     On October 5, 2008, the Federal Government, the German Central Bank (Deutsche Bundesbank), the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and leading representatives of the German banking and insurance sector reached an agreement in principle on a solution for additional liquidity requirements of Hypo Real Estate Group ("HRE"), a private banking group headquartered in Munich, Germany, which had experienced serious liquidity problems as a result of the ongoing crisis in the global financial markets. The rescue measures include a liquidity facility in an amount of EUR 15 billion to be granted by a pool of financial institutions, which will be in addition to liquidity facilities totaling EUR 35 billion already agreed in principle on September 30, 2008. The Federal Republic announced that it would issue a guarantee in the amount of up to EUR 35 billion for the liquidity facilities agreed on September 30, 2008. The finance industry will participate in losses incurred under the Federal Republic’s guarantee in an amount of up to EUR 14 billion with a share of 60%. The rescue measures not only aimed to stabilize HRE, but also the German financial system and the German economy.

Sources: Bundesregierung, Sparer sind geschützt, press release of October 6, 2008
(http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2008/10/2008-10-05-hypo-real-estate.html); Bundesministerium der Finanzen, Gemeinschaftliche Rettungsaktion der Hypo Real Estate steht, press release October 6, 2008 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Geld__und__Kredit/037__Hypo__Real.html? __nnn=true).

Measures to Stabilize Financial Markets

     In light of the crisis in the global financial markets and in order to restore citizens’ confidence, reassure markets and strengthen the German financial system, the Federal Government announced, on October 5, 2008, its commitment to provide for additional protection for individuals’ savings deposits, time deposits and checking accounts in Germany in the event that the existing deposit guarantee schemes (Einlagensicherungssysteme) should not suffice.

     On October 7, 2008, the Ecofin Council adopted conclusions as to immediate responses to the financial crisis. Among other matters, the Ecofin Council concluded that the priority is to restore confidence and proper functioning of the financial sector; it agreed to support systemically relevant financial institutions; and it committed to take all necessary measures to enhance the soundness and stability of the EU’s banking system and to protect the deposits of individual savers. While the members of the Ecofin Council agreed to coordinate closely their actions and to take into consideration potential cross-border effects of national decisions, they agreed that public intervention has to be decided at national level in a coordinated framework. The Ecofin Council stressed the appropriateness of an approach that includes, among other means, recapitalization of vulnerable systemically relevant financial institutions to protect depositors’ interests and the stability of the system. It also stated that the application of the Stability and Growth Pact should reflect the current exceptional circumstances in accordance with the provisions of the Pact.

     On October 17, 2008, the Bundestag and the Bundesrat, Germany’s two Houses of Parliament, adopted the Law on the Implementation of a Package of Measures to Stabilize the Financial Markets (Finanzmarktstabilisierungsgesetz) (the “Stabilization Law”) proposed by the Federal Government on October 13, 2008, in response to the ongoing crisis in the global financial markets. The measures provided for under the Stabilization Law take into consideration the conclusions of the Ecofin Council of October 7, 2008, as well as of the meeting of the G7 finance minsters and central bank governors of October 10, 2008; there was particularly close consultation with the heads of state and government of the Member States of the euro area and the President of the European Commission on October 12, 2008. As

Back to Contents

agreed with the other Member States of the euro area, the measures implemented under the Stabilization Law are generally limited until December 31, 2009.

     In accordance with the Stabilization Law, a Federal Government special fund (Financial Market Stabilization Fund, or Finanzmarktstabilisierungsfonds) (the “Fund”) was established, for which the Federal Republic (Bund) assumed liability. A regulation, which was adopted by the Federal Government on October 20, 2008, sets forth the general conditions under which individual stabilization measures may be granted, including certain requirements which financial sector institutions (Unternehmen des Finanzsektors) must satisfy to be able to take advantage of the Fund. The stabilization measures aim to stimulate bank refinancing and to ensure the availability of loans for the economy. They include guarantees of up to EUR 400 billion granted by the Fund for debt instruments and deposits with a maturity of up to 36 months issued by financial sector institutions. In addition, the Fund may recapitalize financial sector institutions by means of various instruments (for example, non-voting preferred stock, shares or hybrid capital) subject to conditions aiming at ensuring fair competition among all financial sector institutions, safeguarding the interests of tax payers and holding existing owners and management accountable (for example by imposing requirements for business strategy, management compensation, dividend payments or loans to SMEs) in a total amount of up to EUR 80 billion. German financial institutions as well as German subsidiaries of foreign financial institutions have access to these measures, provided they are solvent. In exceptional cases, systemically important distressed financial sector institutions may be saved by the Fund, provided that there is a clear prospect for restructuring. Finally, the Fund may assume the risk for troubled assets in order to provide relief for the capital base of a financial sector institution. Any costs arising in connection with such risk assumptions will be charged against the EUR 80 billion earmarked for recapitalization. Funding for the Fund will be raised by issuing debt in a total amount of up to EUR 100 billion. With respect to the budget of the Federal Republic, the Federal Government has proposed to make provisions for defaults in an amount of EUR 20 billion (equivalent to 5% of the maximum total guarantee amount of up to EUR 400 billion). At the end of October 2008, the European Commission approved the Stabilization Law under EU state aid rules.

     A number of banks, including HRE Group, Commerzbank and various Landesbanken, have applied for support under the Stabilization Law. As of late January 2009, a number of support measures had been implemented under the Stabilization Law, including recapitalization measures for Commerzbank AG (“Commerzbank”), according to which the Federal Government acquired a 25% plus one share stake in Commerzbank, and the extension of guarantees by the Fund in connection with four bond issuances by German financial institutions.

Sources: Immediate responses to financial turmoil, Council Conclusions – Ecofin Council of October 7, 2008
(http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/misc/103202.pdf); Bundesregierung, Sparer sind geschützt, press release of October 6, 2008 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2008/10/2008-10-05-hypo-real-estate.html); Bundesministerium der Finanzen, Ihre Fragen zur Garantie der Bundesregierung, publication of October 10, 2008 (http://www.bundesfinanzministerium.de/nn_4312/DE/Buergerinnen__und__Buerger/Alter__und__Vorsorge/038__Spareinlagen .html); Bundesregierung, Bundesregierung beschließt Stabilisierungsfonds für den Finanzmarkt, press release of October 13, 2008 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2008/10/2008-10-13-finanzmarktgesetz.html); Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes (Finanzmarktstabilisierungsgesetz – FMStG), October 17, 2008 (http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/Fina nzmarktstabi__anl,templateId=raw,property=publicationFile.pdf); Act on the Implementation of a Package of Measures to stabilise the Financial Market (Financial-Market Stabilisation Act - FMStG) October 17, 2008 (http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/Fina nzmarktstabi__engl__anl,templateId=raw,property=publicationFile.pdf); Verordnung zur Durchführung des Finanzmarktstabilisierungsfondsgesetzes (Finanzmarktstabilisierungsfonds-Verordnung - FMStFV), October 20, 2008 (http://www.bundesfinanzministerium.de/nn_4312/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/Fi nanzmarktstabilisierungsfonds__Verordnung__anla,templateId=raw,property=publicationFile.pdf); Bundesministerium der Finanzen, Bundesregierung beschließt Rechtsverordnung zum Finanzmarktstabilisierungsgesetz, press release of October 20, 2008 (http://www.bundesfinanzministerium.de/nn_53532/DE/Presse/Pressemitteilungen/Finanzpolitik/2008/10/20082010__PM53.html); Bundesministerium der Finanzen, Stabilisierung der Finanzmärkte, publication of October 20, 2008

Back to Contents

(http://www.bundesfinanzministerium.de/nn_69116/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzp olitik/122__Paket__Finanzmaerkte.html); Bundesministerium der Finanzen und Bundesministerium für Wirtschaft und Technologie, Freie Fahrt für den Stabilisierungsfonds - EU-Kommission genehmigt den deutschen Bankenschirm, joint press release of October 28, 2008 (http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=276582.html); Bundesministerium der Finanzen, Rettungspaket für Banken greift, publication of November 6, 2008 (http://www.bundesfinanzministerium.de/nn_54/DE/Buergerinnen__und__Buerger/Gesellschaft__und__Zukunft/finanzkrise/074_ _wirks__Bankenpaket.html?__nnn=true); Bundesministerium der Finanzen, Maßnahmenpaket zur Stabilisierung der Finanzmärkte (http://www.bundesfinanzministerium.de/nn_69116/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzp olitik/schaubild/schaubild.html); List of issues guaranteed by Soffin, published by the Financial Market Stabilization Fund (http://www.soffin.de/leistungen_garantien.en.php?sub=3); Bundesministerium der Finanzen,Stärkung der Commerzbank ist wichtig für Deutschland, publication of January 9, 2009 (http://www.bundesfinanzministerium.de/nn_53848/sid_CC6D41EC0E784EF629D76D612B6DBD29/DE/Wirtschaft__und__Ver waltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/013a__Commerzbank.html?__nnn=true).

Stimulus Packages

     In December 2008, the German legislature approved a package of measures that consists mainly of investment incentives generally extending over the next two years (the “First Stimulus Package”) and aims to protect the German real economy from the impact of the global financial crisis. The First Stimulus Package includes measures seeking to promote investments by private businesses, households and local authorities, including by providing for more liberal write-down rules on movable assets and additional funds to stimulate investment in building modernization and infrastructure. At the same time, tax breaks, including for modernization and maintenance measures in private households and for motor vehicle purchases, are intended to encourage spending and thus stimulate consumption. These targeted incentives seek to encourage investment and consumer spending in a total amount of EUR 50 billion. In addition, measures are being taken to stabilize the labor market and prevent lay-offs of employees by employers.

     In mid-January 2009, the Federal Government announced a second package of measures to stabilize and strengthen the German economy (the “Second Stimulus Package”) in an aggregate amount of EUR 50 billion in 2009 and 2010. Key measures include, among others, substantial public investments in education, infrastructure and climate protection, financial relief and incentives granted to private households, as well as the establishment of a credit and a guarantee program for larger enterprises. In addition, the Federal Government intends to take measures to ensure fiscal discipline by limiting the permissible structural general government deficit to 0.5% of nominal GDP under normal economic conditions. Legislative proposals relating to the Second Stimulus Package are currently pending and subsequent approval of these proposals by the legislature has yet to be obtained.

Sources:Federal Government, Government agrees on investment package, press release of November 5, 2008
(http://www.bundesregierung.de/Content/EN/Artikel/2008/11/2008-11-05-investitionspaket__en.html); Bundesministerium der Finanzen, Schutzschirm für Arbeitsplätze, publication of November 5, 2008 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/073__Schutzschirm__arbeitsplaetze__fl__tea ser.html?__nnn=true); Bundesregierung, Kfz-Steuervorteil für Neufahrzeuge, publication of November 12, 2008 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2008/11/2008-11-12-kfz.html); Bundesregierung, Milliarden für die Konjunktur, press release of December 5, 2008 (http://www.bundesregierung.de/nn_209372/Content/DE/Artikel/2008/12/2008-12-05-steuerliche-regelungen-investitionspaket.html); Bundesministerium der Finanzen, Deutschland in Bewegung halten – Stellschrauben des Konjunkturpaktes 2, publication of January 14, 2009 (http://www.bundesfinanzministerium.de/DE/Buergerinnen__und__Buerger/Gesellschaft__und__Zukunft/themenschwerpunkt__k onjunkturpakete/075__in__Bewegung__halten.html); Bundesregierung, Stark für den nächsten Aufschwung, press release dated January 14, 2009 (http://www.bundesregierung.de/nn_209372/Content/DE/Artikel/2009/01/2009-01-13-zweites-konjunkturpaket.html); Bundesregierung, Kabinett beschließt Pakt für Beschäftigung und Stabilität, press release of January 27, 2009 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2009/01/2009-01-27-zweites-konjunkturpaket-kabinett.html).

Back to Contents

Economic Outlook

     The growth prospects of Germany’s economy have deteriorated significantly as a result of the global recession and the ongoing crisis in the global financial markets. While private consumption may have a stabilizing effect, it will be unable to offset the dampening impact of the global economy. Taking into account the Federal Government’s measures to stabilize the economy and foster growth described above, the Federal Government expects a decline of real GDP of 2¼ % in 2009. In addition, from an expected close-to-balance position in 2008, the Federal Government expects the general government deficit ratio for the year 2009 to deteriorate to almost 3% as a result of the economic slowdown and the measures adopted with a view to countering the economic slowdown and fostering stability on the financial markets. The Federal Government’s expectations are in line with the forecast of the European Commission for Germany issued in January 2009, which also projects a further increase of the general government deficit in 2010. In addition, the European Commission projects an increase of the general government debt-to-GDP ratio from 65% of GDP in 2007 to over 72% of GDP by 2010 as a result of new borrowings and major bank rescue measures.

Sources: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2009, publication of January 2009
(http://www.bmwi.de/BMWi/Navigation/Wirtschaft/Wirtschaftspolitik/wirtschaftsfakten,did=286632.html); European Commission, Interim Forecast January 2009, page 21 (http://ec.europa.eu/economy_finance/pdf/2009/interimforecastjanuary/interim_forecast_jan_2009_en.pdf).

Back to Contents

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 6th day of February, 2009.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Member of the Management Board

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Vice President